Explanation of Responses:

(1)
Represents shares of common stock held by Northwater Intellectual Property Fund L.P. 1, a Delaware limited partnership (“NIP LP 1”).  Northwater Capital Inc., a corporation formed under the laws of the Province of Ontario (“NCI”) is the direct parent of Northwater Capital Management Inc., a corporation formed under the laws of the Province Ontario (“NCMI”), which is the manager of NIP LP 1.  Mr. Egan may be deemed to share beneficial ownership of the shares held by NIP LP 1 in his capacity as Managing Director of NCI.  Mr. Egan disclaims such beneficial ownership except to the extent of his pecuniary interest therein.

(2)
Represents shares of common stock held by Gen 3 Partners, Inc. (“Gen 3 Partners”). Mr. Egan may be deemed to share beneficial ownership of the shares held by Gen 3 Partners in his capacity as a director of Gen 3 Partners. Mr. Egan disclaims such beneficial ownership except to the extent of his pecuniary interest therein.

(3)	Represents shares of preferred stock held by Gen 3 Partners.
(4)	Represents shares of preferred stock held by NIP LP 1.
(5)
The preferred stock is convertible at any time, at the holder's election and has no expiration date. The preferred stock will automatically convert into common stock upon the closing of the Issuer's initial public offering.

(6)
In his capacity as a director of the Issuer, the Reporting Person was granted stock options by the Issuer.  Pursuant to an agreement between the Reporting Person and NCMI, the Reporting Person received such stock options as nominee for NCMI and NCMI is entitled under the agreement to all economic benefits of such stock options. The Reporting Person disclaims beneficial ownership of such stock options, and of any shares of common stock received in respect thereof, except to the extent of any indirect pecuniary interest the Reporting Person may have therein resulting from the Reporting Person’s ownership interest in NCI.

(7)	The option is fully vested.
(8)
Represents options held directly by Frances Kordyback, Managing Director of NCMI.  In her capacity as a director of the Issuer, Ms. Kordyback was granted stock options by the Issuer.  Pursuant to an agreement between Ms. Kordyback and NCMI, Ms. Kordyback received such stock options as nominee for NCMI and NCMI is entitled under the agreement to all economic benefits of such stock options.  The Reporting Person may be deemed to share beneficial ownership of such options in his capacity as Managing Director of NCI.  The Reporting Person disclaims beneficial ownership of such stock options, and of any shares of common stock received in respect thereof, except to the extent of any indirect pecuniary interest the Reporting Person may have therein resulting from the Reporting Person’s ownership interest in NCI.

(9)	The dividend rights are payable in cash or shares of common stock at the Issuer's election immediately upon the closing of the Issuer's initial public offering.